Exhibit 99.1

HOMEOWNERS CHOICE, INC.

2340 Drew Street, Suite 200, Clearwater, Florida 33765

Telephone: (727) 213-3600

                        , 2010

Dear Fellow Shareholder:

Enclosed is a prospectus for our public offering of 6% Series A Noncumulative Redeemable Preferred Stock, no par value per share (the “Series A Preferred Stock”), at a purchase price of $10.00 per share. We are offering shares of the Series A Preferred Stock to our existing shareholders and to the public.

If you desire to purchase shares of our Series A Preferred Stock, please complete and sign the subscription agreement attached as Annex A to the prospectus and return it via mail or overnight delivery, with a check made payable to “SunTrust Bank – Homeowners Choice, Inc. Preferred A Shares Escrow Account” in full payment of the shares of Series A Preferred Stock to be purchased, to:

SunTrust Bank

919 East Main Street, 7th Floor

Richmond, Virginia 23219

Very truly yours,

Paresh Patel

Chairman of the Board of Directors

Homeowners Choice, Inc.